Offer to Purchase

Exhibit B

Offer to Purchase

AIP Long/Short Fund P

Regular Mail

P.O. Box 2175

Milwaukee, WI 53201-2175

Offer to Purchase Shares

Dated December 17, 2015

Letters of Transmittal Tendering Shares

Must Be Received by

AIP Long/Short Fund P by

12:00 Midnight, Eastern Time, on January 19, 2016.

Withdrawal Rights Will Expire at

12:00 Midnight, Eastern Time, on January 26, 2016,

Unless the Offer is Extended

To the Shareholders of

AIP Long/Short Fund P:

The table on the next page sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition

October 31, 2015	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value

November 1, 2015 and December 1, 2015	Prior Two Admission Dates	the last two dates before the Commencement Date as of which Shares of the Fund were sold

December 17, 2015	Commencement Date	the date as of which the Offer commenced

January 19, 2016	Initial Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund

January 19, 2016*	Notice Date	the later to occur of the Initial Notice Date and the latest date (if any) subsequently designated by the Fund, in any properly authorized extension of the Offer, by which Shareholders may tender their Shares (with respect to which extension Shareholders are properly notified by the Fund in writing in accordance with the terms set forth later in this document)

January 26, 2016	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request

January 26, 2016*	Expiration Date	the date as of which the Offer is no longer revocable, which will be the later to occur of the Initial Expiration Date and the latest date subsequently designated by the Fund in any properly authorized extension of the Offer

February 17, 2016	Acceptance Date	the date which is 40 business days after the Commencement Date

March 31, 2016*	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Expiration Date occurs

December 31, 2016*	Fiscal Year-End Date	the last day of the fiscal year during which the Valuation Date occurs

*	Subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

AIP Long/Short Fund P, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (“Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to shares of the Fund representing a beneficial interest of ownership in the Fund.) As the Fund invests substantially all of its assets in shares of AIP Long/Short Fund A, a Delaware statutory trust (the “Master Fund”), the Fund’s offer to purchase Shares is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund is offering to purchase Master Fund shares, pursuant to tenders by Master Fund shareholders, in an amount up to 15% of the net assets of the Master Fund, calculated as of the Valuation Date, and each Master Fund share tendered for purchase will be purchased at a price equal to the net asset value per Master Fund share as of such Valuation Date. (Net asset value per Master Fund share is equal to (a) the difference between the value of the Master Fund’s assets and the value of the Master Fund’s liabilities, divided by (b) the number of Master Fund shares outstanding.)

Subject ultimately to the Master Fund’s 15% limitation vis-à-vis Master Fund shareholders, which include the Fund, the Fund is hereby offering to purchase Shares from Shareholders, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding.) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration of Trust dated as of June 19, 2007 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the estimated net asset value of its Shares should contact the Fund at P.O. Box 2175, Milwaukee, WI 53201-2175 or one of the Fund’s dedicated account representatives at (800) 421-7572, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts +

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

Important

None of the Fund, Morgan Stanley AIP GP LP (in its capacity as the Master Fund’s investment adviser, the “Adviser”), and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

AIP Long/Short Fund P

P.O. Box 2175

Milwaukee, WI 53201-2175

Phone: (800) 421-7572

Fax: (877) 839-1119

+	Morgan Stanley does not render advice on tax and tax accounting matters to clients. This material was not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	6

2.	BACKGROUND AND PURPOSE OF THE OFFER	8

3.	OFFER TO PURCHASE AND PRICE	11

4.	AMOUNT OF TENDER	11

5.	PROCEDURE FOR TENDERS	12

6.	WITHDRAWAL RIGHTS	12

7.	PURCHASES AND PAYMENT	13

8.	CERTAIN CONDITIONS OF THE OFFER	14

9.	CERTAIN INFORMATION ABOUT THE FUND	15

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	16

11.	MISCELLANEOUS	17

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares. The Fund’s Offer is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund, and the Master Fund is offering to purchase Master Fund shares in an amount up to 15% of the net assets of the Master Fund. Participation by the Fund (a Master Fund shareholder) in the Master Fund’s offer is subject to the Master Fund’s 15% limitation.

•	We will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.
•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Expiration Date, and the Valuation Date. The Fund will review the net asset value calculation of the Shares during the Fund’s audit for its fiscal year ending on the Fiscal Year-End Date. The Fund expects that this audit will be completed no later than 60 days after the Fiscal Year-End Date, and the net asset value per Share calculated as of such Fiscal Year-End Date will be used to determine the final amount paid for tendered Shares.

•	You may tender some or all of your Shares. If you tender some or all of your Shares and we purchase those Shares, we will give you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount, determined as of the Valuation Date, equal to the net asset value of the Shares tendered.

•	The Note will be mailed to you and will entitle you to an initial payment in cash equal to at least 90% of the unaudited net asset value of the Shares (the “Initial Payment”), which will be paid to you no later than 30 days after the Valuation Date or, if we have requested withdrawals of capital from the Master Fund in order to fund the purchase of Shares, no later than 10 business days after we have received at least 90% of the aggregate amount withdrawn from the Master Fund. The Master Fund may need to redeem some or all of its interests in certain underlying hedge funds in which the Master Fund invests (“Investment Funds”) in order to fulfill the Fund’s request to withdraw capital from the Master Fund. If any of the Investment Funds have delayed or suspended the rights of their respective investors to redeem interests in such Investment Funds, the Master Fund may not be able to fulfill the Fund’s withdrawal request, which may force the Fund to suspend or delay the Offer. You will be notified promptly of any such suspension or delay.

•	The Note will also entitle you to a contingent payment (the “Post-Audit Payment”) equal to the amount, if any, by which the net asset value of the Shares tendered and purchased as of the Valuation Date exceeds the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit. See Section 7.

•	If we accept the tender of any of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, withdrawals of capital from the Master Fund, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

•	Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund.

•	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 12:00 midnight Eastern time, on the Initial Expiration Date (or, if the Offer is extended, until 12:00 midnight, Eastern time, on any later Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or before the Acceptance Date, you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery:	Regular Mail:
AIP Long/Short Fund P	AIP Long/Short Fund P
235 West Galena Street	P.O. Box 2175
Milwaukee, WI 53212	Milwaukee, WI 53201-2175

or (ii) fax it to the Fund at (877) 839-1119, so that it is received before 12:00 midnight, Eastern time, on the Initial Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•

As of the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $70,531,511, and the net asset value of each Share of the Fund was $842.46. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (800) 421-7572 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 8:00 a.m. to 5:00 p.m., Eastern time. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

As contemplated by, and in accordance with, the procedures set out in the Fund’s Prospectus dated May 1, 2015 (as it may be amended, modified, or otherwise supplemented from time to time, the “Prospectus”), the purpose of this Offer is to provide liquidity to Shareholders. The Prospectus which was provided to each Shareholder in advance of subscribing for Shares provides that the Board of Trustees will cause the Fund to purchase Shares from Shareholders pursuant to written tenders, at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Fund expects that the Master Fund’s board of trustees will authorize the Master Fund to purchase Master Fund shares from Master Fund shareholders quarterly, on each March 31, June 30, September 30, and December 31 each year. The Fund’s Board of Trustees is expected to authorize corresponding offers for the Fund’s Shares as of the same dates.

The Fund previously offered to purchase Shares from Shareholders pursuant to written tenders, and set out below is a chart summarizing the effective dates of those offers, the aggregate amounts of Shares tendered in those offers, and the aggregate amounts of tendered Shares accepted by the Fund for purchase.

Effective Date of Offer	Maximum Amount Subject to the Offer	Amount Tendered	Amount Accepted
June 30, 2008	$6,469,035	$0.00	$0.00

September 30, 2008	$11,966,406	$0.00	$0.00

December 31, 2008	$15,176,447	$1,626,968	$1,626,968

March 31, 2009	$15,130,550	$9,518,218	$9,518,218

June 30, 2009	$14,464,541	$2,648,420	$2,648,420

September 30, 2009	$17,178,044	$2,174,862	$2,174,862

December 31, 2009	$20,017,821	$2,727,371	$2,727,371

March 31, 2010	$23,228,484	$4,212,248	$4,212,248

June 30, 2010	$25,587,743	$2,970,366	$2,970,366

September 30, 2010	$28,936,644	$7,985,176	$7,985,176

December 31, 2010	$34,574,975	$15,565,621	$15,565,621

March 31, 2011	$37,291,367	$10,539,736	$10,539,736

June 30, 2011	$38,476,198	$11,829,991	$11,829,991

September 30, 2011	$39,051,190	$7,312,546	$7,312,546

December 31, 2011	$36,347,193	$10,574,051	$10,574,051

March 30, 2012	$35,430,509	$7,754,945	$7,754,945

June 29, 2012	$35,673,531	$10,679,921	$10,679,921

September 28, 2012	$33,549,866	$7,733,623	$7,733,623

December 31, 2012	$33,109,424	$12,976,247	$12,976,247

March 28, 2013	$31,393,361	$10,331,258	$10,331,258

June 28, 2013	$31,060,243	$5,904,497	$5,904,497

September 30, 2013	$31,286,841	$4,134,746	$4,134,746

December 31, 2013	$31,575,979	$6,935,935	$6,935,935

March 31, 2014	$32,965,889	$1,979,925	$1,979,925

June 30, 2014	$32,757,499	$2,062,508	$2,062,508

September 30, 2014	$32,503,633	$3,108,055	$3,108,055

December 31, 2014	$32,457,337	$6,107,836		$6,107,836

March 31, 2015	$31,500,706	$4,651,930		$4,651,930

June 30, 2015	$29,942,110	$6,396,226		$6,396,226

September 30, 2015	$29,934,840	$2,382,060		$2,382,060

December 31, 2015	$29,624,843	$2,439,246	*	$2,439,246	*

*	This amount is an estimate. The net asset value as of December 31, 2015 of the Shares (and portions thereof) tendered pursuant to the offer is not yet available.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Adviser. The Adviser intends to recommend to the Board of Trustees that the Fund offer to purchase Shares on a quarterly basis each year, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares. Shareholders retaining their Shares may be subject to increased risks which may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. (Similar risks apply to the Master Fund with respect to the Master Fund’s corresponding offer. These risks include the potential for greater volatility due to decreased diversification.) The Fund believes that this result is unlikely, however, given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for any Shares purchased pursuant to this Offer may also require the Master Fund to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Shares may be purchased as of the first day of each calendar month at the Fund’s then current net asset value per Share.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Initial Expiration Date (or, if the Offer is extended, the latest applicable Expiration Date) and that, if you desire to tender Shares for purchase, you must do so by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms, and subject to the conditions, of the Offer, including the limitation described in the following two sentences, purchase Shares tendered by Shareholders, by 12:00 midnight, Eastern time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). The Fund’s Offer is being made at the same time as, and in parallel with, a corresponding offer by the Master Fund, and the Master Fund is offering to purchase Master Fund shares in an amount up to 15% of the net assets of the Master Fund. Participation by the Fund (a Master Fund shareholder) in the Master Fund’s offer is subject to the Master Fund’s 15% limitation. The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7. The determination of the net asset value per Share as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender some or all of their Shares. Each Shareholder tendering less than all of its Shares should keep in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. (This right of the Fund to repurchase Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for purchase by the Fund). The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If, as part of the Master Fund’s corresponding offer to purchase Master Fund shares, the amount of Shares properly tendered pursuant to the Master Fund’s offer and not withdrawn pursuant to the terms of the Master Fund’s offer is less than or equal to 15% of the Master Fund’s net assets (or such greater amount as the Master Fund may elect to purchase pursuant to the Master Fund’s offer), the Master Fund will, on the terms, and subject to the conditions, of the Master Fund’s offer, purchase all Master Fund shares so tendered unless the Master Fund elects to cancel or amend its offer or to postpone acceptance of tenders made pursuant to the terms of its offer. Similarly, the Fund will, on the terms, and subject to the conditions, of the Fund’s Offer, purchase all of the Shares tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below unless the Fund correspondingly elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Master Fund shares in excess of 15% of the Master Fund’s net assets are duly tendered to the Master Fund before the Notice Date and not withdrawn before the Expiration Date as part of the Master Fund’s corresponding offer, the Master Fund, in its sole discretion, may do any of the following: (a) accept the additional Master Fund shares permitted to be accepted pursuant to Rule 13e-4(f)(3) un der the Securities Exchange Act of 1934 (the “1934 Act”); (b) extend the Master Fund’s corresponding offer, if necessary, and increase the amount of Master Fund shares which the Master Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Master Fund shares tendered as well as any Master Fund shares tendered on or before the specified Notice Date in such extension of the Master Fund’s corresponding offer; and (c) accept Master Fund shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Master Fund shares. The Fund will take the same action with respect to this Offer as the Master Fund, in its discretion, takes with respect to the Master Fund’s corresponding offer. Additionally, the Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Initial Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 12:00 midnight, Eastern time, on Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

The Prospectus provides that a tender of Shares may be withdrawn by a Shareholder at any time before 12:00 midnight, Eastern time, on the Initial Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date. The value of the Fund’s net assets is determined as of the close of the Fund’s business at the end of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Board of Trustees. The Fund will not pay interest on the purchase amount.

With respect to each Shareholder tendering Shares which are accepted for purchase, payment of the purchase amount will consist of a Note. The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made no later than 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from the Master Fund in order to fund the purchase of Shares, no later than 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from the Master Fund. The Note will also entitle a Shareholder to receive the Post-Audit Payment, i.e., a contingent payment equal to the amount, if any, by which the net asset value of the Shares tendered and accepted for purchase by the Fund (determined as of the Valuation Date and based on the audited financial statements of the Fund for its fiscal year ending on the Fiscal Year-End Date) exceeds the Initial Payment. The Post-Audit Payment will be payable (in the manner set out below) promptly after completion of the audit of the financial statements of the Fund for its fiscal year. It is anticipated that the audit of the Fund’s financial statements will be completed no later than 60 days after the Fiscal Year-End Date.

The Note pursuant to which a tendering Shareholder will receive the Initial Payment and Post-Audit Payment (each a “Cash Payment”) will be mailed directly to the tendering Shareholder. Any Cash Payment due pursuant to the Note will be made by wire transfer.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; (c) withdrawals of capital from the Master Fund; and (d) possibly borrowings. Upon its acceptance of tendered Shares for purchase, the Fund will segregate, with its custodian, and maintain daily on its books a segregated account consisting of cash, liquid securities, or Master Fund shares which the Fund, as a Master Fund shareholder, has tendered to the Master Fund for purchase in a corresponding offer by the Master Fund (or any combination of any of the foregoing items) equal to the value of the unpaid amount estimated to be paid under the Note, as described above. None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. If the Fund funds any portion of the purchase amount in that manner, it will deposit assets in a special custody account with its custodian, State Street Bank and Trust Company, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders, from the proceeds of tenders of Master Fund shares which the Fund (as a Master Fund shareholder) tendered to the Master Fund for purchase in a corresponding offer by the Master Fund, or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund (although the Fund acknowledges the military ac tions involving the United States in Iraq, Afghanistan, and the surrounding regions and has determined, as of the date hereof, that such actions are not material to the Fund), (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) the Master Fund cancels, amends, or postpones its corresponding offer to purchase Master Fund shares from Master Fund shareholders (including the Fund).

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company. It was organized as a Delaware statutory trust on July 12, 2007. Subscriptions for Shares of the Fund were first accepted for investment as of January 2, 2008. The Fund’s principal office is located at 100 Front Street, Suite 400, West Conshohocken, Pennsylvania 19428-2881, and its telephone number is (610) 260-7600. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Declaration of Trust.

None of the Fund, the Adviser, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar month and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Other than the acceptance of subscriptions for Shares as of the Prior Two Admission Dates, there have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if a tender of Shares is treated as a “dividend” to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed Form W-8BEN, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the unaudited financial statements of the Fund for the period ended June 30, 2015, which were prepared by the Fund, furnished to Shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on September 3, 2015. Such financial statements are incorporated herein by reference in their entirety.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 100 Fifth Street, N.E., Washington, D.C. 20549-0102.

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